MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

April 28, 2011

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 45 to Registration Statement on Form N-1A for MFS Series Trust XIII: MFS New Discovery Value Fund (File Nos. 2-74959, 811-3327) (the "Fund”)

Ladies and Gentlemen:

On behalf of the Fund, this letter sets forth our responses to your comments on the above-mentioned Registration Statement, filed with the Securities and Exchange Commission (the "SEC") on March 10, 2011.

General Comments

1.           Comment:    Please file a “Tandy” representation letter in connection with the comment process for the above-referenced Registration
          Statement.

      Response:    A “Tandy” representation letter will be filed on or before the date hereof.

Prospectuses

2.             Comment:   Delete the word "redeem" from the following sentence under "Fees and Expenses," as it is not included in the sample narrative included in Item 3 of Form N-1A:  "This table describes the fees and expenses that you may pay when you buy, redeem, and hold shares of the fund."

       Response:  The requested change will be made.

3.            Comment:    Confirm that any fee waiver described in the fee table will state the period through which it is expected to continue and under what circumstances the waiver may be terminated.

       Response:   Confirmed.

Securities and Exchange Commission
April 28, 2011

4.             Comment:   Consider the July 30, 2010, letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D.
           Miller, Associate Director, Office of Legal and Disclosure, SEC, regarding Derivatives-Related Disclosures by Investment
           Companies (the "Derivatives Letter"), and modify your derivatives disclosure accordingly.

        Response:   We have determined that derivatives are not a principal investment strategy for this fund; therefore, disclosure regarding derivatives has been removed from "Principal Investment Strategies" and "Principal Investment Risks" sections of the prospectus for the fund.

5.             Comment:     Per Item 8 of Form N-1A:  1) in the title "Payments to Financial Intermediaries," add "Broker-Dealers or" before Financial
            Intermediaries; (2) in the first sentence under "Payments to Financial Intermediaries," add an explanatory parenthetical to the term "financial intermediary" (e.g., (such as a bank)); and (3) in the second sentence under "Payments to Financial
            Intermediaries," add "the broker-dealer or other" before "financial intermediary" and "and your sales person" after
           "financial intermediary."

        Response:   The requested changes will be made.

6.             Comment:    Under "How to Purchase Shares," delete "(and accepted by MFSC with respect to telephone purchase orders)."

        Response:    The requested change will be made.

Statements of Additional Information ("SAI")

7.             Comment:      Include the SAI Part II table of contents with the table of contents of the SAI Part I and modify the page numbers so that it is more obvious as to which document you are using.

        Response:     The requested change will be made at the next update of the SAI Part II.

8.             Comment:      In the "Trustee Compensation Table," change "Compensation Paid by Fund" to "Aggregate Compensation Paid by
              Fund."

Securities and Exchange Commission
April 28, 2011

        Response:     The requested change will be made.

9.             Comment:      Under "Trustee and Officers - Identification and Background," separate into separate columns the description of
              Principal Occupation and the description of Other Directorships pursuant to Item 17 of Form N-1A.

        Response:      The requested change will be made with the next update of the SAI Part II.

10.           Comment:        Under "Appendix E - Investment Restrictions," where stated that the fund may invest "to the extent permitted by applicable law," confirm that the risk of such activity is disclosed somewhere in the SAI.

        Response:      To the extent the fund intends to engage in borrowing, underwriting, issuing senior securities, and lending, the risks of those types of transactions are described in "Appendix D-Investment Strategies and Risks" of the SAI Part II.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

                                TIMOTHY M. FAGAN
                                     Timothy M. Fagan
                           Assistant Secretary